                        SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                   FORM 11-K


        [X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

        [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        COMMISSION FILE NO.        0-2525



A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

             Huntington Stock Purchase and Tax Savings Plan and Trust


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                             41 South High Street
                             Columbus, Ohio 43287

           HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST

                                     INDEX
                                                                            Page
Audited Financial Statements

  Report of Independent Auditors                                              3

  Statements of Net Assets Available for Benefits                             4
   December 31, 1995 and 1994

  Statements of Changes in Net Assets Available for Benefits                  5
   For the Years Ended December 31, 1995, 1994 and 1993

  Notes to Financial Statements                                               6

Schedules

  Assets Held for Investment as of December 31, 1995                         10

  Transactions or Series of Transactions in Excess of                        11
   5 Percent of the Current Value of Plan Assets for the Year Ended December 31, 1995

Signature                                                                    12

Exhibit

  Consent of Independent Auditors                                            13

                        Report of Independent Auditors

Huntington Stock Purchase and Tax Savings
  Plan and Trust Committee

We have audited the accompanying statements of net assets and available for benefits of the Huntington Stock Purchase and Tax Savings Plan and Trust as of December 31, 1995 and 1994, and the related statements of changes in net assets available for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statement based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about wheteher the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huntington Stock Purchase and Tax Savings Plan and Trust at December 31, 1995 and 1994 and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.


June 21, 1996

HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                           December 31,
                                                     1995              1994
                                                 ------------      ------------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 9,290,422 shares in
  1995 and 8,604,989 shares in 1994
  Cost: $109,251,708 in 1995 and
  $97,083,847 in 1994 (Note 4)                   $222,970,119      $148,436,062

  Huntington Trust Company sponsored
    Common Trust Fund (Note 4)                      2,341,011         2,184,823

Contributions receivable                                  ---           667,370

Accrued dividends, interest receivable
  and other assets                                  1,898,879         1,859,698

Cash and cash equivalents (Note 2)                  1,295,677           116,393
                                                 ------------      ------------

                             TOTAL ASSETS         228,505,686       153,264,346


LIABILITIES

Stock purchase payable                                562,519            52,279
                                                 ------------      ------------

        NET ASSETS AVAILABLE FOR BENEFITS        $227,943,167      $153,212,067
                                                 ------------      ------------
                                                 ------------      ------------

See notes to financial statements.

HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                   Years Ended December 31,
                                              1995           1994           1993
                                          ------------   ------------   ------------
ADDITIONS
Investment income:
  Cash dividends on
    Huntington Bancshares
    Incorporated Common Stock             $  7,279,105   $  5,951,221   $  4,540,933
  Interest                                      31,912         30,611         11,575
                                          ------------   ------------   ------------
                                             7,311,017      5,981,832      4,552,508

Contributions:
  Employees                                  9,346,756      9,798,884      8,267,030
  Employer                                   6,594,892      8,222,567      6,787,214
                                          ------------   ------------   ------------
                                            15,941,648     18,021,451     15,054,244

Assets of merged plans                       1,437,667      9,526,740      1,593,787
                                          ------------   ------------   ------------

              Total Additions               24,690,332     33,530,023     21,200,539

DEDUCTIONS
Distributions and Withdrawals               21,519,190     15,371,930     13,272,207
                                          ------------   ------------   ------------

              Total Deductions              21,519,190     15,371,930     13,272,207

Net realized and unrealized
  appreciation (depreciation) in
  market value of investments (Note 4)      71,559,958    (13,505,566)    17,591,514
                                          ------------   ------------   ------------

    Net increases                           74,731,100      4,652,527     25,519,846

Net assets available for
  benefits at beginning of year            153,212,067    148,559,540    123,039,694
                                          ------------   ------------   ------------
Net assets available for
  benefits at end of year                 $227,943,167   $153,212,067   $148,559,540
                                          ------------   ------------   ------------
                                          ------------   ------------   ------------

See notes to financial statements.

            HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
                        NOTES TO FINANCIAL STATEMENTS

December 31, 1995

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF THE PLAN

The Huntington Stock Purchase and Tax Savings Plan and Trust (the "Plan"), formerly the Huntington Bancshares Incorporated Qualified Employee Stock Purchase Plan, was initially adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on September 29, 1977, to be effective January 1, 1978. On August 19, 1992, the Plan was amended and restated, effective January 1, 1987, to comply with the Internal Revenue Code of 1986, as amended. The Plan was again restated October 13, 1994, with a general effective date of January 1, 1987, to incorporate provisions concerning merged plans. The following summary describes the provisions of the Plan in effect as of December 31, 1995.

Eligible employees may enroll on the first day of the month following six months of employment and attainment of age 21. Eligible employees of Huntington and its participating affiliates may choose between a pre-tax, after-tax, or a combined pre-tax and after-tax employee contribution. Participants may elect to make pre-tax matched contributions of up to 6% of their eligible compensation. Participants may also elect to make after-tax matched contributions of up to 3% of their eligible compensation, provided the sum of the participant's pre-tax matched and after-tax non-matched contributions equals at least 3% of their eligible compensation. A participant's combined pre-tax and after-tax matched contributions may not exceed 6% of the participant's eligible compensation. A participant who designates the maximum 6% matched contribution may make voluntary "after-tax non-matched" contributions to the Plan up to an additional 10% of eligible compensation. A participant who designates less than a 6% matched contribution may make after-tax non-matched contributions to the Plan subject to the following rules. If the pre-tax matched contributions of a participant are less than 3% of eligible compensation, after-tax contributions will be treated first as after-tax non-matched contributions until the sum of the pre-tax matched contributions and the after-tax non-matched contributions equals 3% of eligible compensation. Thereafter, after-tax contributions shall be treated as after-tax matched contributions, up to the limits described above, and then as after-tax non-matched contributions. Huntington makes a matching contribution equal to 75% of an employee's contribution up to 6% of eligible compensation provided that no more than 3% of compensation is contributed on an after-tax basis. In addition, Huntington may make additional matching contributions, up to 25% of pre-tax and after-tax matched contributions, at the discretion of the Board of Directors.

The Huntington Trust Company, National Association (the "Plan Trustee"), purchases shares of Huntington common stock for the Plan directly from Huntington or on the open market at market prices. Each participant's account is credited with the amount of dividends received attributable to the shares of common stock held in his or her account. Cash dividends are reinvested in Huntington common stock through the Huntington Dividend Reinvestment and Common Stock Purchase Plan (the "DRP"). The DRP allows a 5% discount on the average market price of shares purchased with dividends.

An active participant may suspend contributions to the Plan in a prescribed manner. An active participant may withdraw a portion of his or her account pursuant to the terms of the Plan. Employee and employer contributions are fully vested at all times. Employer contributions may not be withdrawn from the Plan by active participants during the 24 month period following their contribution to the Plan. Upon distribution, participants who have invested in Huntington common stock will be paid in Huntington common stock, with cash paid in lieu of fractional shares based upon the prevailing market value of Huntington common stock at the date of distribution, or if specified conditions are met, participants may elect to receive the distribution of their account balance in cash. For participants who have elected to invest in the Huntington Trust Company sponsored Common Trust Fund (the "Common Trust Fund"), distribution of the portion of their account attributable to the Common Trust Fund is made in cash.

Contributions made on a pre-tax basis are subject to special withdrawal rules prescribed by the Internal Revenue Code, and generally may not be distributed from the Plan prior to a participant's death, disability, termination of employment, or attainment of age 59 1/2. Certain distributions may be made, however, in the event a participant requests a distribution due to financial hardship, and the request is approved by the administrative committee of the Plan. Participants should refer to the Summary Plan Description for a complete summary of the Plan provisions.

DISTRIBUTIONS AND WITHDRAWALS

Distributions and withdrawals in the form of Huntington common stock are reported at market value.

INCOME AND EXPENSES

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with each purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan, which were entirely borne by Huntington, totaled $467,253, $363,465, and $337,138 for 1995, 1994, and 1993, respectively.

INVESTMENTS

The investment in Huntington common stock is carried at market value based upon quoted prices as reported by the National Association of Securities Dealers Automated Quotation System. The Plan temporarily invests in Huntington Trust Company sponsored Monitor Money Market funds (the "Monitor Funds") to maximize the use of available funds in the Plan. All proceeds from these temporary investments, including interest received, are later invested in Huntington common stock on behalf of the participants in accordance with the Plan's provisions. In conjunction with prior plan mergers, affected employees were permitted to make a one-time election to invest their pre-merger accounts in the Common Trust Fund.

NOTE 2 - CASH EQUIVALENTS

Cash and cash equivalents primarily represent funds temporarily invested in the Monitor Funds.

NOTE 3 - FEDERAL INCOME TAXES

The Plan is in the form of a trust agreement between Huntington and the Trustee. The trust is a qualified trust within the meaning of Section 401(a) and as such, is exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986. Huntington has received a favorable determination letter dated June 13, 1995, from the Internal Revenue Service concerning the tax status of the Plan.

Withdrawals or other distributions from the Plan to participants in excess of their after-tax contributions may be considered taxable income to the participants by the Internal Revenue Service. Pre-tax matched contributions and related earnings thereon, generally are not includable in a participant's income for federal tax purposes until distributed from the Plan. All taxes relating to these transactions are the responsibility of the participants.

NOTE 4 - NET REALIZED AND UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

During each of the three years in the period ended December 31, 1995, the Plan's investments, including investments bought, sold, as well as held during the year, appreciated (depreciated) in market value as follows:

                                              Net
                                          Appreciation
                                         (Depreciation)       Market Value
                                        in Market Value          at End
                                          During Year            of Year
                                        ---------------       ------------
YEAR ENDED DECEMBER 31, 1995
   Huntington Bancshares Incorporated
     common stock                         $ 71,163,813        $222,970,119
   Huntington Trust Company sponsored
        Common Trust Fund                      396,145           2,341,011
                                          ------------        ------------

                                          $ 71,559,958        $225,311,130
                                          ------------        ------------
                                          ------------        ------------
YEAR ENDED DECEMBER 31, 1994
   Huntington Bancshares Incorporated
     common stock                         $(13,459,831)       $148,436,062
   Huntington Trust Company sponsored
      Common Trust Fund                        (45,735)          2,184,823
                                          ------------        ------------

                                          $(13,505,566)       $150,620,885
                                          ------------        ------------
                                          ------------        ------------

                                              Net
                                         Appreciation
                                        (Depreciation)        Market Value
                                        in Market Value          at End
                                          During Year            of Year
                                        ---------------       ------------

YEAR ENDED DECEMBER 31, 1993
   Huntington Bancshares Incorporated
     common stock                         $ 17,619,424        $145,906,684
   Huntington Trust Company sponsored
     Common Trust Fund                         (27,910)          1,301,858
                                          ------------        ------------

                                          $ 17,591,514        $147,208,542
                                          ------------        ------------
                                          ------------        ------------

         HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
                          ASSETS HELD FOR INVESTMENT

December 31, 1995

                                                                                                 Current
        Issuer                          Description of Investment                Cost             Value
- --------------------                    ----------------------------           --------         ---------
Huntington Bancshares Incorporated*     9,290,422 shares of common stock     $109,251,708     $222,970,119

Common Trust Fund*                      138,489 units                           1,942,644        2,341,011

Monitor Funds*                          1,580,291 units                         1,580,291        1,580,291



  * Indicates party-in-interest to the Plan.

           HUNTINGTON STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST
         TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5 PERCENT
                     OF THE CURRENT VALUE OF PLAN ASSETS

                         Year Ended December 31, 1995


Identity                                           Total                              Current Value
of Party              Description                Number of          Purchase           of Asset on
Involved               of Asset                 Transactions         Price           Transaction Date
- --------               --------                 ------------         -----           ----------------

Category (iii) - A series of securities transactions in excess of 5% of plan assets
- -----------------------------------------------------------------------------------

     **     Huntington Bancshares Incorporated       76           $14,960,770           $14,960,770
              common stock, 789,339 shares




** Purchased directly from Huntington Bancshares Incorporated or on the open market at market price.



There were no category (i), (ii) or (iv) reportable transactions during 1995.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Stock Purchase and Tax Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            HUNTINGTON STOCK PURCHASE
                                            AND TAX SAVINGS PLAN AND TRUST



Date: June 28, 1996                         By: /s/Brenda Warne
     ------------------------                  ---------------------------
                                               Brenda Warne
                                               Member of the Committee

                                                       Exhibit to the Annual
                                                       Report (Form 11-K) of the
                                                       Huntington Stock Purchase
                                                       and Tax Savings Plan and
                                                       Trust for the fiscal year
                                                       ended December 31, 1995.




                      CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-46327) pertaining to the Huntington Stock Purchase and Tax Savings Plan and Trust of Huntington Bancshares Incorporated and in the related Prospectus of our report dated June 21, 1996 with respect to the financial statements and schedules of the Huntington Stock Purchase and Tax Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



Columbus, Ohio
June 26, 1996